	UNITED STATES			OMB APPROVAL
	SECURITIES AND EXCHANGE COMMISSION			OMB Number: 3235-0058
	WASHINGTON, DC 20549			Expires: April 30, 2009
	FORM 12b-25			Estimated average burden hours per response ......2.50

	NOTIFICATION OF LATE FILING			SEC FILE NUMBER
000 29531

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	CUSIP NUMBER
	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
29269P109

For Period Ended: June 30, 2008

□	Transition Report on Form 10-K
□	Transition Report on Form 20-F
□	Transition Report on Form 11-K
□	Transition Report on Form 10-Q
□	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Energy Infrastructure Acquisition Corp.

Full Name of Registrant

Former Name if Applicable

Suite 1300, 1105 North Market Street

Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19899

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly report of Energy Infrastructure Acquisition Corp. (the “Company”) on Form 10-Q could not be filed within the prescribed time period because the Company’s financial statements could not be completed by its accountants within the prescribed time period without unreasonable effort or expense. As a result, the Company could not solicit and obtain the necessary review of the Form 10-Q and signatures thereto in a timely fashion prior to the due date of the report. However, it is using all available resources to file the Form 10-Q within the five day filing extension period. If the Company is unable to file the Form 10-Q within such five day extension period, the Company will endeavor to file the Form 10-Q as soon as practicable thereafter.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael J. Kistler, Esq.	212	407-4826
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports.

☒  Yes □ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

□Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Energy Infrastructure Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2008	By:	/s/ Marios Pantazopoulos
Name: Marios Pantazopoulos Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2